UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

Eric D. Andersen

Western Standard, LLC

5757 Wilshire Boulevard, Suite 636

Los Angeles, CA 90036

(310) 929-4301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590328209	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Western Standard, LLC 26-2921385
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,991,108
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,991,108
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,108
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 590328209	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric D. Andersen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,991,108
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,991,108
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,108
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 590328209	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Western Standard Partners, L.P. 26-2921468
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,565,111
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,565,111
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,111
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

This Amendment No. 4 is being jointly filed by (1) Western Standard, LLC (“Western Standard”), a California limited liability company, (2) Eric D. Andersen, a citizen of the United States of America, and (3) Western Standard Partners, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), to supplement and amend as specifically set forth herein the Schedule 13D originally filed on September 19, 2019 (the “Original Filing”), as amended by that certain Amendment No. 1 filed on September 27, 2019, that certain Amendment No. 2 filed on July 24, 2020, and that certain Amendment No. 3 filed on December 3, 2020 (each, a “Prior Amendment” and collectively with the Original Filing and this Amendment No. 4, the “Schedule 13D”), with respect to the common stock, $0.01 par value per share (the “Common Stock”) of Merrimack Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the respective meanings ascribed to them in the Prior Amendments.

This Amendment No. 4 reflects certain relevant disclosures with respect to the Reporting Persons’ beneficial ownership of the Common Stock as of December 29, 2022 (the “Initial Trigger Date”), March 21, 2023 (the “March Trigger Date”) and August 8, 2023 (the “August Trigger Date”). On each of those dates the Reporting Persons’ beneficial ownership increased by more than one percent from the last Prior Amendment or prior trigger date. Each cover page above discloses the applicable Reporting Person’s beneficial ownership information as of the filing date.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

Since the last Prior Amendment, the Reporting Persons used working capital of the Funds to purchase shares of the Issuer’s Common Stock reported herein (the “Shares”) in open market transactions.

The Reporting Persons effect purchases of securities in both private transactions and open market transactions. Open market transactions are made primarily through margin accounts maintained for the Reporting Persons with brokers, which may extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Issuer’s securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of the Common Stock. To the extent required by Item 3 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

“Group” Status

As described in Item 4 of Amendment No. 1, as a result of the Western Standard Parties’ agreement with the Newtyn Parties (as defined below) to vote their respective shares of Common Stock to support the Issuer’s slate of director nominees and proposals in connection with the Annual Meeting and by entering into the Cooperation Agreement (a copy of which was previously filed as an attachment to the Original Filing), the Reporting Persons have formed a “group” for purposes of Section 13(d)(1) of the Exchange Act and the rules promulgated thereunder because of their agreement to vote jointly. The members of this group, in addition to the Western Standard Parties, are Noah G. Levy, Newtyn Management, LLC (“Newtyn Management”), Newtyn Capital Partners, LP (“NCP”), Ledo Capital, LLC (“Ledo”), and Newtyn Partners, LP and Newtyn TE Partners, LP (the “Newtyn Funds” and collectively with Mr. Levy, Newtyn Management, NCP and Ledo, the “Newtyn Parties”) (collectively, the “13D Group”).

Each of Mr. Levy, Newtyn Management, NCP, Ledo and Newtyn Partners, LP (collectively, the “Newtyn Reporting Persons”) as of the date of this Amendment No. 4 also beneficially owns more than 5% of the Issuer’s Common Stock through their indirect voting and dispositive power over the shares of Common Stock held by the Newtyn Funds. The Newtyn Reporting Persons periodically make filings on Form 4 and Schedule 13D to report their ownership of, and transactions in, the Common Stock and the interactions and agreements of the Newtyn Reporting Persons with the Board, members of management and the Reporting Persons substantially as described in the Reporting Persons’ Schedule 13D.

As the 13D Group is deemed to have acquired beneficial ownership of the aggregate amount of the Issuer’s Common Stock that the 13D Group members beneficially owns, the 13D Group is deemed to beneficially own 3,864,802 shares of Common Stock,1 representing 26.9% of the Issuer’s Common Stock outstanding for voting purposes. However, none of the Western Standard Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Newtyn Parties, and none of the Newtyn Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Western Standard Parties.

(a) & (b)

As of the Initial Trigger Date:

Western Standard Partner, L.P. is the beneficial owner 1,190,195 shares of Common Stock, representing approximately 8.9% of the Common Stock of the Issuer.

Western Standard, LLC and Eric D. Andersen are the beneficial owners of 1,488,194 shares of Common Stock, which consists of the shares of Common Stock held directly by the Funds, representing 11.1% of the Common Stock of the Issuer.

The Reporting Persons have sole power to vote, or direct the vote, and dispose of, or direct the disposition of, the reported shares of the Issuer’s Common Stock.

The beneficial ownership percentage reported by each Reporting Person herein was calculated based on 13,410,243 shares of Common Stock outstanding as of November 1, 2022, which number the Issuer reported in its Form 10-Q for the quarterly period ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 3, 2022.

As of the March Trigger Date:

Western Standard Partner, L.P. is the beneficial owner 1,412,044 shares of Common Stock, representing approximately 9.9% of the Common Stock of the Issuer.

Western Standard, LLC and Eric D. Andersen are the beneficial owners of 1,769,558 shares of Common Stock, which consists of the shares of Common Stock held directly by the Funds, representing 12.4% of the Common Stock of the Issuer.

The Reporting Persons have sole power to vote, or direct the vote, and dispose of, or direct the disposition of, the reported shares of the Issuer’s Common Stock.

The beneficial ownership percentage reported by each Reporting Person herein was calculated based on 14,255,104 shares of Common Stock outstanding as of March 7, 2023, which number the Issuer reported in its Form 10-K for the annual period ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 9, 2023.

As of the August Trigger Date:

Western Standard Partner, L.P. is the beneficial owner 1,565,111 shares of Common Stock, representing approximately 10.9% of the Common Stock of the Issuer.

Western Standard, LLC and Eric D. Andersen are the beneficial owners of 1,991,108 shares of Common Stock, which consists of the shares of Common Stock held directly by the Funds, representing 13.9% of the Common Stock of the Issuer.

[1]

Based on the 1,873,694 shares of Common Stock reported as held by Newtyn Management in its Form 13F for the quarterly period ended March 31, 2023 filed with the U.S. Securities and Exchange Commission on May 15, 2023.

The Reporting Persons have sole power to vote, or direct the voting of, and to dispose of, or direct the disposition of, the reported shares of the Issuer’s Common Stock.

The beneficial ownership percentage reported by each Reporting Person herein was calculated based on 14,320,953 shares of Common Stock outstanding as of August 1, 2023, which number the Issuer reported in its Form 10-Q for the quarterly period ended June 30, 2020 filed with the U.S. Securities and Exchange Commission on August 3, 2023.

(c) Information with respect to all transactions in the securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule A annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023.

Western Standard, LLC

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

/s/ Eric D. Andersen
Eric D. Andersen

Western Standard Partners, L.P. By: Western Standard, LLC, General Partner
By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

SCHEDULE A

Below are the transactions by the Reporting Persons in the Issuer’s securities during the 60 days preceding the Initial Trigger Date:

Fund	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Western Standard Partners, L.P.	12/29/2022	189,875	10.5503
Western Standard Partners QP, L.P.	12/29/2022	28,661	10.5503

Below are the transactions by the Reporting Persons in the Issuer’s securities during the 60 days preceding the March Trigger Date:

Fund	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Western Standard Partners, L.P.	1/27/2023	17,465	11.3965
Western Standard Partners QP, L.P.	1/27/2023	4,410	11.3965

Western Standard Partners, L.P.	1/30/2023	19,750	11.3576
Western Standard Partners QP, L.P.	1/30/2023	4,958	11.3576

Western Standard Partners, L.P.	1/31/2023	1,782	11.3998
Western Standard Partners QP, L.P.	1/31/2023	450	11.3998

Western Standard Partners, L.P.	3/21/2023	127,409	11.52
Western Standard Partners QP, L.P.	3/21/2023	33,181	11.52

Below are the transactions by the Reporting Persons in the Issuer’s securities during the 60 days preceding the August Trigger Date:

Fund	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Western Standard Partners, L.P.	8/7/2023	85,636	12.0037
Western Standard Partners QP, L.P.	8/7/2023	49,857	12.0037

Western Standard Partners, L.P.	8/8/2023	68,431	11.9959
Western Standard Partners QP, L.P.	8/8/2023	18,626	11.9959